Exhibit 21.1
Subsidiaries of Gran Tierra Energy Inc.
A Nevada corporation

No.	Name of Subsidiary	Direct or Indirect Subsidiary	Jurisdiction of Organization
1.	Argosy Energy Corp.	Direct	Delaware
2.	Gran Tierra Energy Colombia, Ltd.	Indirect	Utah
3.	1203647 Alberta Inc.	Direct	Alberta
4.	Gran Tierra Goldstrike Inc.	Indirect	Alberta
5.	Gran Tierra Energy Inc. (Alberta)	Indirect	Alberta
6.	Gran Tierra Energy Argentina S.A.	Indirect	Argentina
7.	PCE S.A.	Indirect	Ecuador